FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of November 2017

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Vice President, Finance and Chief Financial Officer

Dated: November 27, 2017

Press Release

Eltek Reports 2017 Third Quarter Financial Results

•	Revenues of $7.7 million in the third quarter of 2017
•	Net loss of $1.2 million

PETACH-TIKVA, Israel, November 27, 2017 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended September 30, 2016.

Mr. Yitzhak Nissan, Chairman of the Board and Chief Executive Officer, commented: “The third quarter was very challenging for our company due to several significant equipment failures, which impacted our ability to supply our customers' orders and affected our on-time delivery performance. In addition, the unsatisfactory operating results resulted into a $1.3 million impact on our operating cash flows. As a result, in November 2017, the Company obtained an additional NIS 3.0 million ($850,000) line of credit that was guaranteed by Nistec, Eltek's controlling shareholder.

We have recently made several changes in our manufacturing operations to address the difficulties encountered in the third quarter and the vast majority of the delayed orders were successfully supplied during October 2017. Based on these changes, we are better organized to supply higher sales in the fourth quarter, compared to the third quarter. Furthermore, the backlog of orders as of September 30, 2017 was higher than that at September 30, 2016.

In addition to the changes made to the manufacturing operations, we were able to reduce our operating costs compared to the third quarter of 2016.

During the third quarter, the Company received a $1.3 million order from one of our existing customers in the United States. Additionally, it should be noted that the governmental project, which we announced in July 2017, is progressing as scheduled.

Cash and cash equivalents as of September 30, 2017 were $1.0 million compared to $842,000 as of September 30, 2016. Taking into account the Company's current cash position, management believes that the Company needs to generate quarterly revenues of at least $8.8 million in order to continue operations without external financing..Management believes that the revenue goals for the fourth quarter will be achieved.

The results to the third quarter and the first nine months of 2017 do not include the operations of Kubatronik Leiterplatten GmbH, which were included in Eltek's results for the comparable periods in 2016. Therefore, we have provided selected financial information on a proforma basis, excluding Kubatronik's results for 2016," Mr. Nissan concluded.

Highlights of the Third Quarter of 2017

•	Revenues for the third quarter of 2017 were $7.7 million, compared to $9.3 million in the third quarter of 2016 ($8.4 million excluding Kubatronik).

•
Gross loss was $32,000 (0.4% of revenues), compared to a gross profit of $880,000 (9.5% of revenues) in the third quarter of 2016 ($871,000 or 10.3% of revenues excluding Kubatronik). Excluding a $348,000 one-time amortization of a software system, gross profit for the third quarter was $316.000. The decrease in gross profit and gross profit margins reflects the decreased sales, while a significant portion of our cost of sales remained constant, along with the adverse effects of the amortization expense and the 6.3% decrease in the US Dollar exchange rate.

•	Operating loss was $1.2 million, compared to an operating loss of $338,000 in the third quarter of 2016 ($193,000 excluding Kubatronik).

•
Net loss was $1.2 million or $0.12 per fully diluted share ($0.59 per new share post a 5:1 reverse stock split effected on November 22, 2017 ("Post Split Share"), compared to a net loss of $446,000 or $0.04 per fully diluted share ($0.22 per Post Split Share) in the third quarter of 2016 ($317,000 or $0.03 per fully diluted share excluding Kubatronik ($0.16 per Post Split Share);

•	EBITDA was a negative amount of $422,000 compared to a positive amount of $164,000 in the third quarter of 2016 ($239,000 excluding Kubatronik).

•	Net cash used in operating activities was $1.3 million, compared to net cash provided by operating activities of $643,000 in the third quarter of 2016 ($705,000 excluding Kubatronik)..

•	Cash and cash equivalents as of September 30, 2017 were $1.0 million, compared to $842,000 as of September 30, 2016.

Highlights for the first nine months of 2017

•	Revenues for the first nine months of 2017 were $23.7 million, compared to $29 million in the first nine months of 2016 ($25.9 million excluding Kubatronik).

•	Gross profit was $587,000 (2.5% of revenues), compared to a gross profit of $3.3 million (11.3% of revenues) in the first nine months of 2016 ($3 million or 2.5% of revenues excluding Kubatronik).

•	Operating loss was $2.9 million, compared to an operating loss of $387,000 in the first nine months of 2016 ($162,000 excluding Kubatronik).

•
Net loss was $3.1 million or $0.31 per fully diluted share ($1.53 per Post Split Share), compared to a net loss of $617,000, or $0.06 per fully diluted share ($0.30 per Post Split Share) in the first nine months of 2016 ($399,000 or $0.04 per fully diluted share excluding Kubatronik ($0.20 per Post Split Share).

•	EBITDA was a negative amount of $1.2 million, compared to a positive amount of $1.1 million in the first nine months of 2016 ($1.1 million excluding Kubatronik).

•
Net cash used in operating activities amounted to $2.6 million, compared to net cash provided by operating activities of $1.5 million in the first nine months of 2016 ($1.5 million excluding Kubatronik).

Conference Call

Today, Monday, November 27, 2016 at 9:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Mr. Yitzhak Nissan, Chairman of the Board of Directors and Chief Executive Officer, Mr. Roberto Tulman, Deputy CEO and Chief Technology Officer, and Mr. Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:                 1-888-668-9141
Israel:                               03-9180610
International:                  +972-3-9180610

                                  At:
                  9:30 a.m. Eastern Time
                  6:30 a.m. Pacific Time
                  16:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

(Tables follow)

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle and changing economic conditions.. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Revenues	7,703	9,252	23,662	28,956
Costs of revenues	(7,734)	(8,372)	(23,075)	(25,677)

Gross profit	(32)	880	587	3,279

Selling, general and administrative expenses	(1,166)	(1,185)	(3,399)	(3,569)

R&D expenses, net	(3)	(34)	(38)	(97)

Operating profit (loss)	(1,201)	(338)	(2,850)	(387)

Financial expenses, net	(3)	(114)	(220)	(212)

Profit (loss) before other income, net	(1,204)	(452)	(3,071)	(599)

Other income, net	0	0	16	0

Profit (loss) before income tax expenses	(1,204)	(452)	(3,055)	(598)

Tax expenses	(2)	(29)	(52)	(77)

Net Profit (loss)	(1,206)	(481)	(3,107)	(675)

Net loss attributable to non controlling interest	0	(34)	0	(58)

Net Profit (loss) attributable to Eltek Ltd.	(1,206)	(446)	(3,107)	(617)

Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.12)	(0.04)	(0.31)	(0.06)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	10,143	10,143	10,143

Number of shares post the reverse split (in thousands)	2,029	2,029	2,029	2,029

Basic and diluted net gain (loss) per post-reverse-split share	(0.59)	(0.22)	(1.53)	(0.30)

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	September 30,	September 30,
	2017	2016
Assets

Current assets
Cash and cash equivalents	1,003	842
Receivables: Trade, net of provision for doubtful accounts	5,871	6,786
Other	956	272
Inventories	4,342	4,834
Prepaid expenses	348	321

Total current assets	12,520	13,055

Deferred taxes	0	1,082

Assets held for employees' severance benefits	54	51

Fixed assets, less accumulated depreciation	8,624	9,611

Intangible asset	0	330

Total assets	21,198	24,129

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	6,659	1,244
Accounts payable: Trade	5,065	5,910
Other	3,852	4,511

Total current liabilities	15,576	11,665

Long-term liabilities
Long term debt, excluding current maturities	1,402	2,205
Employee severance benefits	159	299

Total long-term liabilities	1,561	2,504

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 10,142,762	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,348	2,287
Capital reserve	695	695
Accumulated deficit	(18,237)	(12,125)
Shareholders' equity	4,061	10,112
Non controlling interest	0	(152)
Total equity	4,061	9,960
Total liabilities and shareholders' equity	21,198	24,129

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

GAAP net Income (loss)	(1,206)	(446)	(3,107)	(617)
Add back items:

Financial expenses (income), net	3	114	220	211
Income tax expense	2	29	52	77
Depreciation and amortization	780	467	1,619	1,413
Adjusted EBITDA	(422)	164	(1,215)	1,084

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash flows from operating activities:

Net Income (loss)	(1,206)	(481)	(3,107)	(675)
			-
Adjustments to reconcile net loss to net			-
cash flows provided by operating activities:			-
Depreciation and amortization	432	467	1,284	1,413
Capital lose on disposal of fixed assets, net	-		(13)	-
Amortization of Intangible asset	348		348
Revaluation of long term loans	2	-	(0)	1
Decrease (increase) in Deferred Tax	-	8	5	22
	782	475	1,624	1,436

Decrease (increase) in trade receivables	168	928	377	1,502
Decrease (increase) in other receivables and prepaid expenses	(738)	(132)	(802)	(114)
Decrease (increase) in inventories	(76)	(108)	(70)	(214)
Increase (decrease) in trade payables	(99)	171	(305)	(183)
Increase (decrease) in other liabilities and accrued expenses	(118)	(206)	(294)	(255)
Increase (decrease) in employee severance benefits, net	3	(5)	2	(2)
	(859)	649	(1,092)	734

Net cash provided by (used in) operating activities	(1,283)	643	(2,575)	1,495

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(71)	(231)	(232)	(561)
Purchase of Intangible asset	-	(22)	-	(43)
Net cash used in investing activities	(71)	(253)	(232)	(604)

Cash flows from financing activities:
Increase (decrease) in short- term credit	2,109	(158)	1,948	(67)
Increase (decrease) in short- term shareholder loan	-	-	1,430	-
Repayment of long-term loans from bank	(230)	(176)	(636)	(506)
Proceeds from long-term loans	(36)	-	167	-
Repayment of credit from fixed asset payables	(8)	(158)	(173)	(552)
Net cash provided by (used in) financing activities	1,836	(491)	2,736	(1,125)

Effect of translation adjustments	(271)	50	(160)	38

Net increase (decrease) in cash and cash equivalents	211	(52)	(230)	(196)

Cash and cash equivalents at beginning of the period	792	894	1,234	1,038
			-	-
Cash and cash equivalents at period end	1,003	842	1,003	842

Eltek Ltd.
Proforma (Non-GAAP) Statements of Operations
(In thousands US$, except per share data)
Excluding Kubatronik's operation in 2016

	Solo		Solo
	Three months ended		Nine months ended
	Sep 30,		Sep 30,
	2017	2016	2017	2016
	Unaudited		Unaudited

Revenues	7,703	8,444	23,662	25,814
Costs of revenues	(7,734)	(7,573)	(23,075)	(22,779)

Gross profit	(32)	871	587	3,035

Research and development income, net	(3)	(34)	(38)	(97)

Selling, general and administrative expenses	(1,166)	(1,030)	(3,399)	(3,100)

Operating profit (loss)	(1,201)	(193)	(2,850)	(162)

Financial expenses, net	(3)	(95)	(221)	(160)

Profit (loss) before other income, net	(1,204)	(289)	(3,071)	(323)

Other income, net	0	0	16	0

Profit (loss) before income tax expenses	(1,204)	(289)	(3,055)	(323)

Income tax (expenses), net	(1)	(29)	(51)	(77)

Net Profit (loss)	(1,205)	(317)	(3,106)	(399)

Basic and diluted net gain (loss) per ordinary share	(0.12)	(0.03)	(0.31)	(0.04)

Weighted average number of ordinary shares
used to compute diluted net loss per
ordinary share (in thousands)	10,143	10,143	10,143	10,143

Number of shares post the reverse split (in thousands)	2,029	2,029	2,029	2,029

Basic and diluted net gain (loss) per post-reverse-split share	(0.59)	(0.16)	(1.53)	(0.20)

Eltek Ltd.
Proforma (Non-GAAP) Balance Sheets
(In thousands US$)
Excluding Kubatronik's operation in 2016

	Sep 30,
	2017	2016
	Unaudited
Assets

Current assets
Cash and cash equivalents	1,003	924
Receivables: Trade, net of provision for doubtful accounts	5,871	6,512
Other	956	1,319
Inventories	4,342	4,477
Prepaid expenses	348	346

Total current assets	12,520	13,578

Deferred taxes	0	1,082

Assets held for employees' severance benefits	54	51

Fixed assets, less accumulated depreciation	8,624	9,014

Investment	0	(571)

Intangible asset	0	330

Total assets	21,198	23,484

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	6,659	1,244
Accounts payable: Trade	5,065	5,498
Other	3,852	4,321

Total current liabilities	15,576	11,063

Long-term liabilities
Long term debt, excluding current maturities	1,402	2,055
Employee severance benefits	159	255

Total long-term liabilities	1,561	2,310

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of December 31, 2011.	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,348	2,286
Capital reserve	695	695
Accumulated deficit	(18,237)	(12,125)
Shareholders' equity	4,061	10,111
Non controlling interest	0	0
Total equity	4,061	10,111
Total liabilities and shareholders' equity	21,198	23,484

Eltek Ltd.
Proforma Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)
Excluding Kubatronik's operation in 2016

Non-GAAP EBITDA Reconciliations	Three months ended		six months ended
	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2017	2016	2017	2016

GAAP net Income (loss)	(1,205)	(317)	(3,106)	(399)
Add back items:

Financial expenses (income), net	3	95	221	160
Income tax expense	1	29	51	77
Depreciation and amortization	780	432	1,619	1,271
Adjusted EBITDA	(421)	239	(1,215)	1,109

Eltek Ltd.
Proforma (Non-GAAP) Consolidated Statement of Cash flow
(In thousands US$, except per share data)
Excluding Kubatronik's operation in 2016

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash flows from operating activities:

Net Income (loss)	(1,206)	(446)	(3,107)	(617)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	432	431	1,284	1,301
Capital lose on disposal of fixed assets, net	-		(13)	-
Amortization of Intangible asset	348		348
Revaluation of long term loans	2	8	(0)	22
Decrease (increase) in Deferred Tax	-	-	5	1
Equity loss (gain)	-	124	-	209
	782	563	1,624	1,533

Decrease (increase) in trade receivables	168	753	377	1,415
Decrease (increase) in other receivables and prepaid expenses	(738)	(115)	(802)	(104)
Decrease (increase) in inventories	(76)	(51)	(70)	(205)
Increase (decrease) in trade payables	(99)	182	(305)	(266)
Increase (decrease) in other liabilities and accrued expenses	(118)	(183)	(294)	(265)
Increase (decrease) in employee severance benefits, net	3	3	2	7
	(859)	589	(1,092)	581

Net cash provided by (used in) operating activities	(1,283)	705	(2,575)	1,497

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Cash flows from investing activities:
Owners investment
Purchase of fixed assets	(71)	(229)	(232)	(565)
Purchase of Intangible asset	-	-	-	-
Purchase of Intangible asset	-	(22)	-	(43)
Net cash used in investing activities	(71)	(251)	(232)	(607)

Cash flows from financing activities:
Increase (decrease) in short- term credit	2,109	(158)	1,948	(67)
Increase (decrease) in short- term shareholder loan	-	-	1,430
Repayment of long-term loans from bank	(230)	(176)	(636)	(506)
Proceeds from long-term loans	(36)	-	167	-
Repayment of credit from fixed asset payables	(8)	(118)	(173)	(442)
Net cash provided by (used in) financing activities	1,836	(452)	2,736	(1,016)

Effect of translation adjustments	(271)	31	(160)	52

Net increase (decrease) in cash and cash equivalents	211	33	(230)	(74)

Cash and cash equivalents at beginning of the period	792	891	1,234	998

Cash and cash equivalents at period end	1,003	923	1,003	923